Ladenburg Thalmann & Co. Inc.

640 5th Ave., 4th Floor

New York, NY 10019

June 16, 2021

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549

Attention: Bridgette Lippman

Re:	Golden Path Acquisition Corporation
Registration Statement on Form S-1
(File No. 333-255297)

Dear Ms. Lippman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Golden Path Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on Monday, June 21, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between June 14, 2021 and the date hereof, over 1,000 copies of the Preliminary Prospectus dated June 10, 2021 have been distributed as follows: 7 to prospective underwriters and dealers, 40 to institutional investors and over 1,000 to retail investors.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
	Name:	Steven Kaplan
	Title:	Head of Capital Markets